UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 1)


                          FOODARAMA SUPERMARKETS, INC.

                       (Name of Subject Company (Issuer))

                         SAKER HOLDINGS CORP. (OFFEROR)
                            JOSEPH J. SAKER (OFFEROR)
                           RICHARD J. SAKER (OFFEROR)
                         JOSEPH J. SAKER, JR. (OFFEROR)
                            THOMAS A. SAKER (OFFEROR)
                             GLORIA SAKER (OFFEROR)
                         NADINE SAKER MOCKLER (OFFEROR)
                          DENISE SAKER MARDER (OFFEROR)
                          RICHARD JAMES SAKER (OFFEROR)
                 JOSEPH SAKER FAMILY PARTNERSHIP, L.P. (OFFEROR)

            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    344820105
                      (CUSIP Number of Class of Securities)

                              JOHN A. AIELLO, ESQ.
                            PHILIP D. FORLENZA, ESQ.
                       GIORDANO HALLERAN AND CIESLA, P.C.
                        125 HALF MILE ROAD, P.O. BOX 190
                          MIDDLETOWN, NEW JERSEY 07748
                                 (732) 741-3900

  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
Transaction Valuation                      Amount of Filing Fee (2)
---------------------                      --------------------
--------------------------------------------------------------------------------
Not Applicable                             Not Applicable
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|_|   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:              ........................
            Form or Registration No.:            ........................
            Filing Party:                        ........................
            Date Filed:                          ........................

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:


            |X|   third-party tender offer subject to Rule 14d-l.
            |_|   issuer tender offer subject to Rule 13e-4.
            |_|   going-private transaction subject to Rule 13e-3.
            |_|   amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  INTRODUCTION


      This Amendment No. 1 to Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed in connection with a "going private" transaction which will result in Foodarama Supermarkets, Inc. ("Foodarama") ceasing to be a publicly traded company.

      Saker Holdings Corp. (the "Purchaser"), a Delaware corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, the Joseph Saker Family Partnership, L.P. and four other members of the family of Joseph J. Saker (collectively, the "Purchaser Group"), has announced its intention to make an offer (the "Tender Offer") to purchase all of the outstanding shares of Foodarama common stock, $1.00 par value per share (the "Shares"), not currently owned by the Purchaser Group, at a price of $53 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase attached hereto as Exhibit (a)(1)(i) (the "Offer to Purchase").


      This Schedule TO is being filed by the Purchaser and the members of the Purchaser Group. The information set forth in the Offer to Purchase, including all appendices thereto, is expressly incorporated by reference into this Schedule TO in its entirety, and responses to each item in this Schedule TO are qualified in their entirety by the provisions of the Offer to Purchase.


      The information called for by Item 13., Information Required by Schedule 13E-3, of this Schedule TO is being filed with the Securities and Exchange Commission concurrently herewith under the cover of Schedule 13E-3 by Saker Holdings Corp., Richard J. Saker, Joseph J. Saker, Joseph J. Saker, Jr., Thomas
A. Saker and the Joseph Saker Family Partnership, L.P.

Item 1. Summary Term Sheet.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet" and "Questions and Answers About the Tender Offer" is incorporated herein by reference.

Item 2. Subject Company Information.

      (a)   Name and Address.

      The name of the subject company is Foodarama Supermarkets, Inc., a New Jersey corporation, with principal executive offices located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728. The telephone number of the principal executive offices of Foodarama is (732) 462-4700.


      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 7, Certain Information Concerning the Company," is incorporated herein by reference.


      (b)   Securities.


      This Schedule TO relates to Foodarama's common stock, par value $1.00 per share. As of May 31, 2006, there were 988,867 shares of common stock issued and outstanding.


      (c)   Trading Market and Price.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 6, Price Range of Shares; Dividends; Ownership of and Transactions in Shares" is incorporated herein by reference. is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a)   Name and Address.

      This Schedule TO is being filed by the Purchaser and the Purchaser Group. Foodarama is the subject company. As stated in Item 2 above, the principal executive offices of Foodarama are located at 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728, and the business telephone number of the principal executive offices of Foodarama is (732) 462-4700.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet" and "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      (b)   Business and Background of Entities.

      The information set forth in the Offer to Purchase the section captioned "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      (c)   Business and Background of Natural Persons.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a)   Material Terms.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement" and "The Offer - Section 1, Terms of the Offer; Section 2, Acceptance for Payment and Payment for Shares; Section 3, Procedures for Tendering Shares; Section 4, Rights of Withdrawal; Section 5, Material Federal Income Tax Consequences of the Offer, the Share Exchange and the Merger; Section 9, Share Exchange and Merger, Appraisal Rights, Rule 13e-3;
Section 14, Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a)   Transactions.

      The information set forth in the Offer to Purchase in the sections captioned "Special Factors - Section 1, Background of the Offer; Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement; Section 8, Conflicts of Interest" and "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

      (b)   Significant Corporate Events.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Special Factors - Section 1, Background of the Offer; Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement; Section 3, Tender Offer and Support Agreement; Section 8, Conflicts of Interest" and "The Offer -
Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a)   Purposes.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction" and "Special Factors - Section 1, Background of the Offer;
Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the

Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement."

      (c)   Plans.

      (1) - (7) The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Special Factors - Section 2, Purpose and Structure of the Offer; the Share Exchange and the Merger; Effect of Wakefern Agreement; Reasons for the Offer, the Shares Exchange and the Merger; Alternatives Considered; Tender Offer and Support Agreement, Section 7, Purchaser's Plans for the Company; Section 9, Conduct of the Company's Business if the Offer is not Completed," and "The Offer
- Section 9, Share Exchange and Merger, Appraisal Rights, Rule 13e-3; Section 12, Dividends and Distributions; Section 14, Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (a), (b) and (d) Source of Funds; Conditions; Borrowed Funds.

      The information set forth in the Offer to Purchase in the sections captioned "Summary Term Sheet," "Questions and Answers About the Tender Offer," "Introduction," "Special Factors - Section 1, Background of the Offer," and "The Offer - Section 10, Source and Amount of Funds" is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

      (a) and (b) Securities Ownership; Securities Transactions.

      The information set forth in the Offer to Purchase in the sections captioned "Special Factors - Section 8, Conflicts of Interest," "The Offer -
Section 6, Price Range of Shares; Dividends; Ownership of and Transactions in Shares; Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated of Used.

      (a)   Solicitations or Recommendations.

      The information set forth in the Offer to Purchase in the sections captioned "Questions and Answers About the Tender Offer," "Introduction" and "Special Factors - Section 1, Background of the Offer; Section 4, Recommendation of the Special Committee; Fairness of the Offer and the Merger; Opinion of Financial Advisor to the Special Committee; Section 15, Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

      (a)   Financial Information.

      The following financial information concerning Foodarama is incorporated herein by reference: (i) the consolidated financial statements and notes thereto appearing on pages F-2 to F-42 of Foodarama's Annual Report on Form 10-K, as amended, for the year ended October 29,

2005, filed with the SEC on January 27, 2006; and (ii) the information set forth in Part I, Item 1 beginning on page 2 of Foodarama's Quarterly Report on Form 10-Q for the period ended January 28, 2006, filed with the SEC on March 14, 2006, is also incorporated herein by reference. These reports of Foodarama may be viewed on the SEC's website at www.sec.gov. Copies of these reports and other documents may also be inspected and obtained as provided for in the section of the Offer to Purchase captioned "The Offer - Section 7, Certain Information Concerning the Company" which is incorporated herein by reference.

      (b)   Pro Forma Information.

      The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 7, Certain Information Concerning the Company" is incorporated herein by reference.

Item 11. Additional Information.

      (a)   Agreements, Regulatory Requirements and Legal Proceedings.

      (a)(1) The information set forth in the Offer to Purchase in the sections captioned "Special Factors - Section 1, Background of the Offer; Section 8, Conflicts of Interest" and "The Offer - Section 8, Certain Information Concerning Purchaser and the Purchaser Group" is incorporated herein by reference.


      (a)(2) The information set forth in the Offer to Purchase in the sections captioned "The Offer - Section 2, Acceptance for Payment and Payment for Shares;
Section 3, Procedures for Tendering Shares; Section 9, Share Exchange and Merger, Appraisal Rights, Rule 13e-3; Section 11, Certain Conditions of the Offer; Section 13, Certain Legal Matters" is incorporated herein by reference.


      (a)(3) The information set forth in the Offer to Purchase in the section captioned "The Offer - Section 13, Certain Legal Matters" is incorporated herein by reference.

      (a)(4) The information set forth in the Offer to Purchase in the sections captioned "The Offer - Section 13, Certain Legal Matters; Section 14, Certain Effects of the Offer, Share Exchange and the Merger" is incorporated herein by reference.

      (a)(5) Not applicable.

      (b)   Other Material Information.

The information contained in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)         Offer to Purchase.

(a)(1)(ii)*       Letter of Transmittal.

(a)(1)(iii)*      Notice of Guaranteed Delivery.

(a)(1)(iv)* Letter of Information from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


(a)(1)(vii)       Letter to Shareholders.

(a)(1)(viii)      Press Release issued by Foodarama relating to the Tender
                  Offer, incorporated by reference to Exhibit 99.2 to Schedule
                  TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

(a)(1)(ix) Proposal Letter to Foodarama, dated December 1, 2005, incorporated by reference to Exhibit 99.1 to Schedule TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.


(b) Commitment letter issued by GMAC Commercial Finance LLC, incorporated by reference to Exhibit (b) to Amendment No. 1 to
                  Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.


(d)(1) Agreement and Plan of Share Exchange, dated March 2, 2006, by and between Foodarama and FSM-Delaware, Inc., incorporated by reference to Annex A to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.


(d)(2) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to
                  Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.


(d)(3) Form of Agreement and Plan of Merger, by and between FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.

(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.


(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(g)               None.

(h)               None.

*     To be filed by amendment.

Item 13. Information Required by Schedule 13E-3.


      The information called for by this Item is being filed with the Securities and Exchange Commission concurrently herewith under the cover of Schedule 13E-3 by Saker Holdings Corp., Richard J. Saker, Joseph J. Saker, Joseph J. Saker, Jr., Thomas A. Saker and the Joseph Saker Family Partnership, L.P.


                            [Signature Page Follows.]

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 31, 2006                   Saker Holdings Corp.


                                  By:  /s/ Richard J. Saker
                                       --------------------------------------
                                Name:  Richard J. Saker
                               Title:  President and Chief Executive Officer


                                       /s/ Joseph J. Saker
                                       --------------------------------------
                                       Joseph J. Saker


                                       /s/ Richard J. Saker
                                       --------------------------------------
                                       Richard J. Saker


                                       /s/ Joseph J. Saker, Jr.
                                       --------------------------------------
                                       Joseph J. Saker, Jr.


                                       /s/ Thomas A. Saker
                                       --------------------------------------
                                       Thomas A. Saker


                                       /s/ Gloria Saker
                                       --------------------------------------
                                       Gloria Saker


                                       /s/ Nadine Saker Mockler
                                       --------------------------------------
                                       Nadine Saker Mockler


                                       /s/ Denise Saker Marder
                                       --------------------------------------
                                       Denise Saker Marder


                                       /s/ Richard James Saker
                                       --------------------------------------
                                       Richard James Saker


                                       Joseph Saker Family Partnership, L.P.
                                  By:  The Saker Family Corporation


                                  By:  /s/ Richard J. Saker
                                       --------------------------------------
                                Name:  Richard J. Saker
                               Title:  President

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)(i)         Offer to Purchase.

(a)(1)(ii)*       Letter of Transmittal.

(a)(1)(iii)*      Notice of Guaranteed Delivery.

(a)(1)(iv)* Letter of Information from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


(a)(1)(vii)       Letter to Shareholders.

(a)(1)(viii)      Press Release issued by Foodarama relating to the Tender
                  Offer, incorporated by reference to Exhibit 99.2 to Schedule
                  TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

(a)(1)(ix) Proposal Letter to Foodarama, dated December 1, 2005, incorporated by reference to Exhibit 99.1 to Schedule TO, filed with the SEC by Purchaser and the Purchaser Group on December 2, 2005.

(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.


(b) Commitment letter issued by GMAC Commercial Finance LLC, incorporated by reference to Exhibit (b) to Amendment No. 1 to
                  Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.


(d)(1) Agreement and Plan of Share Exchange, dated March 2, 2006, by and between Foodarama and FSM-Delaware, Inc., incorporated by reference to Annex A to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.


(d)(2) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to
                  Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

(d)(3) Form of Agreement and Plan of Merger, by and between FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus contained in Amendment No. 2 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 1, 2006.

(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.


(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(g)               None.

(h)               None.

*     To be filed by amendment.